Exhibit

[G Willi Food International Ltd LOGO]                                       NEWS
--------------------------------------------------------------------------------


CONTACT:
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

                                                           FOR IMMEDIATE RELEASE

                    G. WILLI-FOOD REPORTS RESULTS FOR Q2 2005
  -- GROSS MARGIN REACHES 27.7%, NET INCOME OF NIS 1.2M DESPITE ONE-TIME NIS 4M
                        CLUBMARKET-RELATED WRITE-OFF --

YAVNE, ISRAEL - AUGUST 17, 2005 -- G. WILLI-FOOD INTERNATIONAL LTD. (the "COMPANY") (NASDAQ: WILCF) today announced its unaudited financial results for the second quarter and six months ended June 30, 2005.

NOTE REGARDING THE COMPANY'S EXPOSURE TO LOSSES DUE TO THE COLLAPSE OF
CLUBMARKET: The results of the second quarter include a one-time reserve of NIS
4.0 million (US$ 0.9 milliona), reflecting the Company's estimate of the losses it will experience due to the collapse of Clubmarket Marketing Chains, Ltd. ("CLUBMARKET"), Israel's third largest supermarket chain. On July 13, 2005, Clubmarket was granted a stay of proceedings by an Israeli court against its creditors, to whom Clubmarket owed approximately NIS 1.38 billion. On August 4, 2005, the court-appointed trustees for Clubmarket published a tender for the purchase of Clubmarket.

Currently, the Company's accounts receivable related to Clubmarket total approximately NIS 6.5 million, consisting of approximately NIS 6.1 million on the Company's books at the end of the second quarter of 2005 and approximately NIS 0.4 million booked in July 2005. This sum includes Value Added Tax of approximately NIS 1 million which, if paid, would be returned to the Company by the Israeli tax authorities. As such, the net amount owed to the Company by Clubmarket totals approximately NIS 5.5 million.

In estimating the amount of the reserve and its estimated losses, the Company has assumed that it will be able to recover approximately 23% of the moneys owed after Clubmarket is sold. In addition, it has taken into account the reduction of income taxes that will accrue as a result of the write-off.

NOTE REGARDING ISRAEL'S FOOD SECTOR IN LIGHT OF THE COLLAPSE OF CLUBMARKET: The collapse of Clubmarket was due in part to its price cutting in response to an extremely competitive market, and some of the sector's suppliers, supermarkets and large catering companies are also experiencing difficulties. To protect its profitability, the Company has chosen to tighten its credit terms to its customers. This has led to a reduction in the Company's sales for the second quarter but an increase in its gross margin. With Shareholders' Equity of approximately NIS 102 million (US$ 22.3 million), including Current Assets of approximately NIS 126 million, Current Liabilities of NIS 28 million and minimal Long-Term Liabilities, the Company's financial position is stable.

FINANCIAL RESULTS
Revenues for the second quarter of 2005 decreased by 15% to NIS 39.0 million (US$ 8.5 million) from NIS 45.9 million in the second quarter of 2004. Gross margins for the period were 27.7% compared to 27.4% in the second quarter of 2004. Net income for the quarter was NIS 1.2 million (US$ 0.3 million), or NIS
0.14 (US$ 0.03) per share, compared to NIS 4.4 million in the second quarter of 2004. This reflected the effect of a NIS 4.0 million (US$ 0.9 million) write-off taken with respect to the Company's estimated exposure to the collapse of Clubmarket, as described above.

Revenues for the six months ended June 30, 2005 were NIS 79.5 million (US$ 17.4 million) compared to NIS 90.3 million in the first half of 2004. Gross margins for the period were 24.1% compared to 23.2% in the first six months of 2004. Net income for the six months ended June 30, 2005 was NIS 3.1 million (US$ 0.7 million), or NIS 0.36 (US$ 0.08) per share, reflecting the effect of the abovementioned write-off.

COMMENTS OF MANAGEMENT
Mr. Zvi Williger, President and COO of Willi-Food, commented, "In a marketplace that is still absorbing the ripple-effects of the Clubmarket collapse, we have delivered rising gross margins and solid profitability for the second quarter, despite the large one-time write-off taken during the quarter. With Shareholders' Equity of over NIS 100 million and an extremely diverse customer base, we have been able to absorb this blow, and believe that we will emerge from the market's current shakeout as one of its strongest players."

                                       ###

G. Willi-Food International is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality Kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS
The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at June 30, 2005: U.S. $1.00 equals NIS
4.574. The translation was made solely for the convenience of the reader.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                       JUNE 30   DECEMBER 31,  JUNE 30   DECEMBER 31,
                                                       -------     -------     -------     -------
                                                       2 0 0 5     2 0 0 4     2 0 0 5 (*) 2 0 0 4 (*)
                                                       -------     -------     -------     -------
                                                               NIS                 US DOLLARS
                                                       -------------------     -------------------
                                                                  I N   T H O U S A N D S
                                                       -------------------------------------------
      ASSETS

CURRENT ASSETS
   Cash and cash equivalents                            48,406      55,831      10,583      12,206
   Marketable securities                                10,246       1,694       2,240         370
   Trade receivables                                    38,630      40,887       8,447       8,939
   Receivables and other current assets                  4,220       1,211         923         265
   Inventories                                          24,716      27,139       5,404       5,933
                                                       -------     -------     -------     -------
      TOTAL CURRENT ASSETS                             126,218     126,762      27,597      27,713
                                                       -------     -------     -------     -------

PROPERTY AND EQUIPMENT, NET                              3,977       3,036         869         664
                                                       -------     -------     -------     -------

OTHER ASSETS, NET                                           77          63          17          13
                                                       =======     =======     =======     =======
                                                       130,272     129,861      28,483      28,390
                                                       =======     =======     =======     =======

LIABILITIES AND SHAREHOLDERS'
      EQUITY

CURRENT LIABILITIES
   Payables:
      Short term bank credit and other                     148       2,489          33         544
      Trade payables                                    18,256      19,066       3,992       4,168
      Related parties                                      935       2,557         205         559
      Other and accrued expenses                         8,705       6,664       1,903       1,457
                                                       -------     -------     -------     -------
      TOTAL CURRENT LIABILITIES                         28,044      30,776       6,133       6,728
                                                       -------     -------     -------     -------

LONG TERM LIABILITIES
    Accrued severance pay                                  256         185          57          40
                                                       -------     -------     -------     -------

SHAREHOLDERS' EQUITY
      Ordinary shares NIS 0.10 par value
         (authorized - 50,000,000 shares, issued
         and outstanding - 8,615,000
         shares at June 30, 2005; 8,555,000 shares
         at December 31, 2004)                           1,502       1,502         328         328
      Additional paid-in capital                        19,704      19,704       4,308       4,308
         Retained earnings                              80,766      77,694      17,657      16,986
                                                       -------     -------     -------     -------
                                                       101,972      98,900      22,293      21,622
                                                       =======     =======     =======     =======
                                                       130,272     129,861      28,483      28,390
                                                       =======     =======     =======     =======


(*)  Convenience translation into U.S. dollars .

                        G. WILLI-FOOD INTERNATIONAL LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                         SIX MONTHS                 THREE MONTHS          SIX MONTHS   THREE MONTHS
                                  -----------------------     -----------------------     ---------     ---------
                                                      ENDED JUNE 30,                           ENDED JUNE 30
                                  ---------------------------------------------------     -----------------------
                                   2 0 0 5       2 0 0 4       2 0 0 5       2 0 0 4      2 0 0 5 (*)   2 0 0 5 (*)
                                  ---------     ---------     ---------     ---------     ---------     ---------
                                                          NIS                                    US DOLLARS
                                  ---------------------------------------------------     -----------------------
                                               I N   T H O U S A N D S (EXCEPT PER SHARE AND SHARE DATA)
                                  -------------------------------------------------------------------------------
  Sales                              79,469        90,313        38,972        45,882        17,374         8,520

  Cost of sales                      60,294        69,352        28,187        33,319        13,182         6,162
                                  ---------     ---------     ---------     ---------     ---------     ---------

     GROSS PROFIT                    19,175        20,961        10,785        12,563         4,192         2,358
                                  ---------     ---------     ---------     ---------     ---------     ---------

  Selling expenses                    7,099         8,586         3,541         3,545         1,552           774

 General and
   administrative expenses            4,867         4,647         2,441         2,813         1,064           534
   Bad debts                          4,000             -         4,000             -           875           875
                                  ---------     ---------     ---------     ---------     ---------     ---------

     Total operating expenses        15,966        13,233         9,982         6,358         3,491         2,183
                                  ---------     ---------     ---------     ---------     ---------     ---------

     OPERATING INCOME                 3,209         7,728           803         6,205           701           175

 Financial income, net                1,396           694           963           148           305           210

 Other income                            35            34            35             -             8             8
                                  ---------     ---------     ---------     ---------     ---------     ---------

  Income before taxes
     on income                        4,640         8,456         1,801         6,353         1,014           393

  Taxes on income                     1,568         2,734           585         1,968           343           128
                                  ---------     ---------     ---------     ---------     ---------     ---------

  NET INCOME                          3,072         5,722         1,216         4,385           671           265
                                  =========     =========     =========     =========     =========     =========

Earnings per share data:

Earnings  per share:

   Basic                               0.36          0.67          0.14          0.51          0.08          0.03
                                  =========     =========     =========     =========     =========     =========

   Diluted                             0.36          0.67          0.14          0.51          0.08          0.03
                                  =========     =========     =========     =========     =========     =========

Shares used in computing
basic and diluted earnings
per ordinary share:               8,615,000     8,585,000     8,615,000     8,615,000     8,615,000     8,615,000
                                  =========     =========     =========     =========     =========     =========



(*)  Convenience translation into U.S. dollars .